Exhibit 99.2

Crown LNG Holdings Limited Discloses Receipt of NASDAQ Notice

London, United Kingdom, May 22, 2025 - On May 19, 2025, Crown LNG Holdings Limited (the “Company”) (NASDAQ: CGBS), received a letter (the “Letter”) from The NASDAQ Stock Market LLC (“NASDAQ”) indicating that, as a result of not having timely filed its Annual Report on Form 20-F for the period ended December 31, 2024 (the “20-F”) with the Securities and Exchange Commission (the “SEC”), the Company is not in compliance with NASDAQ Listing Rule 5250(c)(1), which requires timely filing of all required financial reports with the SEC.

The Letter has no immediate effect on the listing of the Company’s ordinary shares on the NASDAQ Capital Market. Under the Letter, the Company has 60 days following the receipt of the Letter within which to submit a plan to NASDAQ showing how it intends to regain compliance. The Company intends to file the 20-F as soon as possible, and thereafter, believes the Company will be in compliance with all of the NASDAQ continued listing requirements except as previously disclosed.

Forward Looking Statements

This update includes forward-looking statements that involve risks and uncertainties, including the Company’s ability to regain compliance with NASDAQ Listing Rule 5250(c)(1). Forward-looking statements are statements that are not historical facts. Such forward-looking statements are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements, including those set forth in any subsequent filings with the Securities and Exchange Commission (the “SEC”). Copies are available on the SEC’s website, www.sec.gov. Crown expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in Crown’s expectations or any change in events, conditions or circumstances on which any statement is based.

About Crown LNG Holdings Limited

Crown LNG is a leading provider of offshore LNG liquefaction and regasification terminal infrastructure solutions for harsh weather locations, which represent a significant addressable market for bottom-fixed, gravity based liquefaction and floating storage regasification units, as well as associated green and blue hydrogen, ammonia and power projects. Through this approach, Crown aims to provide lower carbon sources of energy securely to under-served markets across the globe. Visit www.crownlng.com/investors for more information.

Contacts

Investors

Caldwell Bailey

ICR, Inc.

CrownLNGIR@icrinc.com

Media

Zach Gorin

ICR, Inc.

CrownLNGPR@icrinc.com